Exhibit 99.8

CONSENT OF ENGINEER

Ladies and Gentlemen:

The undersigned company hereby consents to (1) the references to the undersigned company’s name included or incorporated by reference in the Annual Report on Form 40-F of Denison Mines Corp. in connection with (a) the report entitled “Technical Report on the Elliot Lake Property, Elliot Lake District, Ontario, Canada” dated June 29, 2007, (b) the report entitled “Technical Report on the Uranium Exploration Properties in Mongolia” dated February 27, 2007, (c) the report entitled “Technical Report on the Denison Mines Inc. Uranium Properties, Saskatchewan, Canada” dated November 21, 2005, as amended on February 16, 2006, (d) the report entitled “Technical Report on the Mineral Resource Estimate for the McClean North Uranium Deposits, Saskatchewan” dated January 31, 2007, (e) the report entitled “Technical Report on the Sue D Uranium Deposit Mineral Resource Estimate, Saskatchewan, Canada” dated March 31, 2006, (f) the report entitled “Technical Report on the Midwest Uranium Deposit Mineral Resource and Mineral Reserve Estimates, Saskatchewan, Canada” dated June 1, 2005, as amended on February 14, 2006, (g) the report entitled “Technical Report on the Hairhan Uranium Exploration Property in Mongolia” dated March 23, 2011; and (h) the report entitled the “Technical Report on a Mineral Resource Update for the Phoenix Uranium Deposits” dated December 31, 2012 and (2) all other references to the undersigned company included or incorporated by reference in the Annual Report on Form 40-F of Denison Mines Corp.

Dated: March 19, 2014

ROSCOE POSTLE ASSOCIATES INC.

By:	/s/ Deborah A. McCombe, P. Geo.
Name:	Deborah. A. McCombe, P. Geo.
Title:	President and CEO